Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE PROVIDES CORPORATE UPDATE

Toronto, Ontario – October 12, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to provide a corporate update on a number of activities.

Earlier this year, Northcore communicated the company’s shift to an enhanced strategic direction underpinned by four major initiatives.

These elements consist of:

•	Ensuring proper corporate funding constructs;
•	Execution against the Enterprise Asset Lifecycle domain;
•	Creation of a Social Commerce product; and
•	The definition and delivery of a cohesive Intellectual Property strategy.

At this juncture, the company has seen progress on all fronts.

Recently, Northcore has received additional proceeds from the exercise of warrants.  With a healthier balance sheet, Northcore is better positioned to execute against our new vision.

A new sales leader has been engaged and an aggressive new marketing approach is underway. Concurrently, the enterprise product continues to provide compelling returns on investment for our clients. This is evidenced by the recently announced renewal of a high profile customer.

Northcore’s first social commerce product has been released and the initial customer successfully deployed. Additionally, a holistic strategy to exploit the corporate Intellectual Property holdings has been defined and high potential domains have been isolated and targeted. Efforts in this area have been buttressed by the reemergence of the patented Dutch Auction process in the newly released Social Commerce product.

“We believe that it is important that our shareholders are informed of our progress against our strategic priorities,” said Amit Monga, CEO of Northcore Technologies.  “Thorough planning and incremental achievement against our goals are the keys to increasing shareholder value.”

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

Northcore Provides Corporate Update

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.
For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com